FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July 5, 2016

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated July 5, 2016, announcing Dizengoff Ghana Selecting Gilat to Implement a Turnkey Solution for the Delivery of Satellite-based Broadband to Schools and Cellular Services in Rural Ghana

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated July 5, 2016	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com

Dizengoff Ghana Selects Gilat to Implement a Turnkey Solution for the
Delivery of Satellite-based Broadband to Schools and Cellular
Services in Rural Ghana

Gilat to combine its SkyEdge II-c VSATs and CellEdge small cells to meet the rural communications requirements of the Ghana Investment Fund for
Electronic Communications (GIFEC)

Petah Tikva, Israel, July 05, 2016 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Dizengoff Ghana Limited, a subsidiary of UK-based Balton CP Limited, selected Gilat to implement a turnkey solution for the delivery of broadband and cellular services via satellite throughout rural Ghana.

Gilat will deploy its SkyEdge II-c hub, which is capable of supporting multiple applications. Gilat’s Gemini VSATs will deliver broadband services to schools, while its Capricorn VSATs, in conjunction with its solar-powered CellEdge small cells, will extend cellular service for several leading MNOs in Ghana.

With its new network, Dizengoff Ghana will be able to meet the rural communications requirements of GIFEC as set forth by the Ghana government.

“Gilat was the only company capable of providing us with a full turnkey solution for the delivery of broadband to schools, as well as cellular service expansion, all on a single platform,” explained Patrick Attia, General Manager, Communication at Dizengoff Ghana. “The demanding rollout calls for installation and operation by November of this year.”

“The Ghana deal is an example of the kind of national infrastructure projects that Gilat is perfectly suited for,” commented Michal Aharonov, VP Global Accounts & Telecom Services at Gilat. “Not only can we provide a comprehensive VSAT end-to-end solution, we also have vast experience in turnkey deployments and integration with MNO core networks, to extend coverage to rural areas.”

About Dizengoff Ghana
Dizengoff Ghana Limited, a subsidiary of Balton CP Limited, a UK-based international corporation, has been operating in Ghana since its independence in 1957, providing products and solutions in the fields of Communication Technology, Agriculture and Electro-engineering. With a reputation for excellent post-sale services and strengthened partnerships with world-leading international manufacturers, Dizengoff Ghana is a one stop shop providing high-quality solutions coupled with the best innovation in all the fields it operates in. For more information, please visit http://www.dizengoffgh.com/

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net